UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QUALYS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35662	77-0534145
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Bridge Parkway, Redwood City, California 94065

(Address of principal executive offices) (Zip Code)

Bruce K. Posey, Vice President, General Counsel and Corporate Secretary

(650) 801-6100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2014 to December 31, 2014, Qualys, Inc. (“Qualys” or the “Company”) conducted a reasonable country of origin inquiry and additional due diligence designed to conform with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “Framework”), in order to determine whether the products that we manufacture which contain any gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives (“Conflict Minerals”) originate from the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”). Based on such due diligence, we determined that our products are DRC Conflict Undeterminable with regard to calendar year 2014 because we were unable to comprehensively determine the origin of all Conflict Minerals used in our products, the facilities used to process them, their country of origin, and their mine or location of origin.

Conflict Minerals Disclosure

This Form SD of Qualys is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of Qualys’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://investor.qualys.com/sec.cfm.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Qualys is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits.

Exhibit 1.01 – 2014 Conflict Minerals Report of Qualys, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Qualys, Inc.

By:	/s/ Bruce K. Posey
	Name:	Bruce K. Posey
	Title:	Vice President, General Counsel and Corporate Secretary

Date: June 1, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.01	2014 Conflict Minerals Report of Qualys, Inc.